Exhibit 99.1

Notification of dividend / distribution

Notification of dividend / distribution

Update Summary

Entity name

JAMES HARDIE INDUSTRIES PLC

Security on which the Distribution will be paid

JHX - CHESS DEPOSITARY INTERESTS 1:1

Announcement Type

Update to previous announcement

Date of this announcement

Thursday December 22, 2016

Reason for the Update

1. AUD equivalent dividend amount of 13.7840 cent per security has been provided at question 2.A.9a
2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c

Refer to below for full details of the announcement

Announcement Details

Part 1 - Entity and announcement details

1.1 Name of +Entity

JAMES HARDIE INDUSTRIES PLC

Registration Number
1.2 Registered Number Type ARBN	097829895

1.3 ASX issuer code

JHX

1.4 The announcement is

Update/amendment to previous announcement

1.4a Reason for update to a previous announcement

1. AUD equivalent dividend amount of 13.7840 cent per security has been provided at question 2.A.9a
2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c

1.4b Date of previous announcement(s) to this update

Thursday November 17, 2016

1.5 Date of this announcement

Thursday December 22, 2016

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Notification of dividend / distribution

1.6 ASX +Security Code

JHX

ASX +Security Description

CHESS DEPOSITARY INTERESTS 1:1

Part 2A - All dividends/distributions basic details

2A.1 Type of dividend/distribution

Ordinary

2A.2 The Dividend/distribution:

relates to a period of six months

2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date)

Friday September 30, 2016

2A.4 +Record Date

Wednesday December 21, 2016

2A.5 Ex Date

Tuesday December 20, 2016

2A.6 Payment Date

Friday February 24, 2017

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

●	Security holder approval
●	Court approval
●	Lodgement of court order with +ASIC
●	ACCC approval
●	FIRB approval
●	Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.

No

2A.8 Currency in which the dividend/distribution is made (“primary currency”)

USD - US Dollar

2A.9 Total dividend/distribution payment amount

per +security (in primary currency) for all

dividends/distributions notified in this form

USD 0.10000000

2A.9a AUD equivalent to total dividend/distribution amount per +security

0.13784000

2A.9b If AUD equivalent not known, date for information to be released	Estimated or Actual?
Thursday December 22, 2016	Actual

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Notification of dividend / distribution

2A.9c FX rate (in format AUD 1.00 / primary currency rate): AUD	FX rate (in format AUD rate/primary currency rate) Primary Currency rate
AUD 1.00	USD 0.72547882

2A.10 Does the entity have arrangements

relating to the currency in which the

dividend/distribution is paid to securityholders

that it wishes to disclose to the market?

Yes

2A.11 Does the entity have a securities plan for

dividends/distributions on this +security?

We do not have a securities plan for

dividends/distributions on this security

2A.12 Does the +entity have tax component

information apart from franking?

No

2A.13 Withholding tax rate applicable to the dividend/distribution

20.000000

Part 2B - Currency Information

2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).

No

2B.2 Please provide a description of your currency arrangements

The dividend is payable in Australian currency unless the securityholder elects otherwise.

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution estimated at this time?	3A.1a Ordinary dividend/distribution estimated amount per +security
No	USD

3A.1b Ordinary Dividend/distribution amount per security

USD 0.10000000

3A.2 Is the ordinary dividend/distribution franked?

No

3A.3 Percentage of ordinary dividend/distribution that is franked

0.0000%

3A.4 Ordinary dividend/distribution franked amount per +security	3A.5 Percentage amount of dividend which is unfranked
USD 0.00000000	100.0000%

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Notification of dividend / distribution

3A.6 Ordinary dividend/distribution unfranked

amount per +security excluding conduit foreign

income amount

USD 0.10000000

Part 5 - Further information

5.1 Please provide any further information applicable to this dividend/distribution

5.2 Additional information for inclusion in the Announcement Summary

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